UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 31

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CF INDUSTRIES HOLDINGS, INC.

(Name of Subject Company (Issuer))

AGRIUM INC.

NORTH ACQUISITION CO.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share,

including the associated Series A Junior Participating Preferred Stock purchase rights

(Title of Class of Securities)

125269100

(CUSIP Number of Class of Securities)

CT Corporation System

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 894-8700

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Leslie O’Donoghue Agrium Inc. 13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8 Canada (403) 225-7000	Patrick C. Finnerty Blake, Cassels & Graydon LLP 3500 Bankers Hall East Tower 855 Second Street SW Calgary, Alberta T2P 4J8 Canada (403) 260-9600	Edwin S. Maynard Robert B. Schumer Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,024,599,066	$168,773

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 50,171,669 shares of common stock of CF Industries Holdings, Inc., a Delaware corporation (“CFI”), par value $0.01 per share (the sum of (x) 48,393,284 shares of CFI common stock outstanding as of January 31, 2009 and (y) 1,778,385 shares of CFI common stock issuable upon the exercise of outstanding options as of December 31, 2008 (in each case, as set forth by CFI in its Form 10-K, filed on February 26, 2009)) and (ii) the average of the high and low sales prices of CFI common stock as reported on the New York Stock Exchange on March 9, 2009 ($60.285).

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $55.80 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $168,773	Filing Party: Agrium Inc.
Form or Registration No.: Form F-4 (333-157966) and Schedule TO	Date Filed: March 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 31 to the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the tender offer statement originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as subsequently amended from time to time, by Agrium Inc., a corporation governed by the Canada Business Corporations Act (“Agrium”), and North Acquisition Co., a Delaware corporation (the “Offeror”) and a wholly-owned subsidiary of Agrium. This Schedule TO relates to the increased offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock of CF Industries Holdings, Inc., a Delaware corporation (“CFI”), par value $0.01 per share (including the associated Series A Junior Participating Preferred Stock purchase rights, the “Shares”), at the election of the holder of such Share, one of the following: (a) $40.00 in cash, without interest, and 1.0 common share of Agrium, no par value (the “Agrium Common Share”), (b) 1.8850 Agrium Common Shares (the “Stock Consideration”), or (c) $85.20 in cash, without interest (the “Cash Consideration”), subject, in the case of elections of the Stock Consideration or the Cash Consideration, to the proration procedures described in the Prospectus (as defined below) and the Letter of Election and Transmittal (as defined below). The terms and conditions of the Offer are set forth in the prospectus/offer to exchange (the “Prospectus”), which is a part of the registration statement on Form F-4, dated March 16, 2009, as amended on March 30, May 4 and May 14, 2009 (the “Registration Statement”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are incorporated by reference as exhibits (a)(4) and (a)(1)(A), respectively, hereto. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Prospectus.

Item 1 through Item 11.

All information contained in the Prospectus and the Letter of Election and Transmittal is hereby expressly incorporated by reference with respect to Items 1 through 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

Item 11 of the Schedule TO is amended and supplemented by adding the following:

“On August 17, 2009, Agrium announced that it had extended the expiration date of the Offer until 12:00 midnight, New York City time, on Tuesday, September 22, 2009. The Offer was previously set to expire at 12:00 midnight, New York City time, on Wednesday, August 19, 2009. As of 5:00 p.m., New York City time, on Friday, August 14, 2009, approximately 10.5 million Shares had been tendered and not withdrawn from the Offer.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(OO)	Press release of Agrium dated August 17, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on August 17, 2009).

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule TO is true, complete and correct.

AGRIUM INC.

By:	/s/ Bruce G. Waterman
	Name:	Bruce G. Waterman
	Title:	Senior Vice President, Finance & Chief Financial Officer

By:	/s/ Leslie A. O’Donoghue
	Name:	Leslie A. O’Donoghue
	Title:	Chief Legal Officer and Senior Vice President, Business Development

NORTH ACQUISITION CO.

By:	/s/ Breen Neeser
	Name:	Breen Neeser
	Title:	Vice President

By:	/s/ Gary J. Daniel
	Name:	Gary J. Daniel
	Title:	Corporate Secretary

Dated:    August 17, 2009

EXHIBIT INDEX

(a)(1)(A)	Letter of Election and Transmittal, including therein the Substitute Form W-9 (incorporated by reference to Exhibit 99.1 to amendment no. 3 to the registration statement on Form F-4 filed with the SEC on May 14, 2009).

(a)(1)(B)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to amendment no. 3 to the registration statement on Form F-4 filed with the SEC on May 14, 2009).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to amendment no. 3 to the registration statement on Form F-4 filed with the SEC on May 14, 2009).
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to amendment no. 3 to the registration statement on Form F-4 filed with the SEC on May 14, 2009).
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.5 to amendment no. 3 to the registration statement on Form F-4 filed with the SEC on May 14, 2009).
(a)(1)(F)	Summary Advertisement as Published in the Wall Street Journal on March 16, 2009 (incorporated by reference to Exhibit 99.6 to the registration statement on Form F-4 filed with the SEC on March 16, 2009).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange registering the offer and sale of Agrium Common Shares to be issued in the Offer (incorporated by reference to the Registration Statement).
(a)(5)(A)	Press release of Agrium dated March 16, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 16, 2009).
(a)(5)(B)	Frequently Asked Questions (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 16, 2009).
(a)(5)(C)	Press release of Agrium dated March 27, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 27, 2009).
(a)(5)(D)	Frequently Asked Questions (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 27, 2009).
(a)(5)(E)	Investor presentation (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 27, 2009).
(a)(5)(F)	Transcript of Agrium’s investor/analyst conference call on March 27, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 27, 2009).
(a)(5)(G)	Fact sheet (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on March 27, 2009).
(a)(5)(H)	Press release of Agrium dated April 6, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 6, 2009).
(a)(5)(I)	Investor presentation (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 6, 2009).
(a)(5)(J)	Advertisement as published in the Wall Street Journal and Chicago Tribune on April 7, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 7, 2009).
(a)(5)(K)	Presentation (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 9, 2009).
(a)(5)(L)	Investor presentation (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 14, 2009).
(a)(5)(M)	Press release of Agrium dated April 15, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 15, 2009).
(a)(5)(N)	Advertisement as published in the Wall Street Journal and Chicago Tribune on April 15, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 15, 2009).

(a)(5)(O)	Press release of Agrium dated April 16, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 16, 2009).

(a)(5)(P)	Press release of Agrium dated April 20, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 20, 2009).

(a)(5)(Q)	Press release of Agrium dated April 21, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 21, 2009).

(a)(5)(R)	Press release of Agrium dated April 22, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on April 23, 2009).

(a)(5)(S)	Press release of Agrium dated May 6, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on May 6, 2009).

(a)(5)(T)	Press release of Agrium dated May 6, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on May 6, 2009).

(a)(5)(U)	Press release of Agrium dated May 11, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on May 11, 2009).

(a)(5)(V)	Frequently Asked Questions (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on May 11, 2009).

(a)(5)(W)	Fact sheet (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on May 11, 2009).

(a)(5)(X)	Investor presentation (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on May 14, 2009).

(a)(5)(Y)	Transcript of Agrium’s presentation at the BMO 2009 Agriculture, Protein & Fertilizer Conference on May 14, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on May 14, 2009).

(a)(5)(Z)	Press release of Agrium dated May 18, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on May 18, 2009).

(a)(5)(AA)	Press release of Agrium dated May 26, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on May 26, 2009).

(a)(5)(BB)	Press release of Agrium dated June 3, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on June 3, 2009).

(a)(5)(CC)	Investor presentation (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on June 3, 2009).

(a)(5)(DD)

Transcript of Agrium’s investor presentation at the Goldman Sachs Basic Materials Conference on June 3, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on June 5, 2009).

(a)(5)(EE)	Presentation (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on June 8, 2009).

(a)(5)(FF)	Transcript of Agrium’s presentation at the RBC Capital Markets 2009 Global Mining and Materials Conference on June 9, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on June 9, 2009).

(a)(5)(GG)	Presentation (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on June 10, 2009).

(a)(5)(HH)	Press release of Agrium dated June 16, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on June 16, 2009).

(a)(5)(II)	Advertisement as published in the Wall Street Journal on June 18, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on June 18, 2009).

(a)(5)(JJ)	Press release of Agrium dated June 18, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on June 18, 2009).

(a)(5)(KK)	Press release of Agrium dated June 23, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on June 23, 2009).

(a)(5)(LL)	Press release of Agrium dated June 29, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on June 29, 2009).

(a)(5)(MM)	Press release of Agrium dated July 20, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on July 20, 2009).

(a)(5)(NN)	Press release of Agrium dated August 5, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on August 5, 2009).

(a)(5)(OO)	Press release of Agrium dated August 17, 2009 (incorporated by reference to Agrium’s filing pursuant to Rule 425 of the Securities Act on August 17, 2009).

(b)

Amended and Restated Commitment Letter, dated as of March 4, 2009, among Agrium, Royal Bank of Canada and The Bank of Nova Scotia (incorporated by reference to Exhibit (b) to amendment no. 13 to Schedule TO filed with the SEC on May 4, 2009).

(d)	Not applicable.

(g)	Not applicable.

(h)

Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP regarding tax matters (incorporated by reference to Exhibit 8.1 to amendment no. 2 to the registration statement on Form F-4 filed with the SEC on May 4, 2009).